OMB APPROVAL
OMB Number: 3235-0145

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hudson Valley Holding Corp.
(Name of Issuer)
Common Stock, Par Value $.20 Per Share
(Title of Class of Securities)

444172100
(CUSIP Number)
Gregory F. Holcombe & Marie A. Holcombe
35 East Grassy Sprain Road, Suite 400, Yonkers, NY 10710
(914) 961-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 444172100

1	NAME OF REPORTING PERSON Marie A. Holcombe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,579,212
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,579,212
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,212
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 444172100

1	NAME OF REPORTING PERSON Gregory F. Holcombe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,579,212
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,579,212
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,212
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer.

The class of equity securities to which this Amendment No. 2 to Statement on Schedule 13D (“Amendment No. 2”) relates is common stock, par value $.20 per share (the “Common Stock”), of Hudson Valley Holding Corp., a New York corporation (the “Issuer”). This Amendment No. 2 amends the Schedule 13D and the Schedule 13D/A filed by Marie A. Holcombe on July 19, 2000 and June 5, 2002, respectively (the “Previous Filings”). The principal executive offices of the Issuer are located at 21 Scarsdale Road, Yonkers, New York 10707.

Item 2. Identity and Background.

(a) This Amendment No. 2 is being filed by Marie A. Holcombe and her spouse Gregory F. Holcombe (the “Reporting Persons”). The Previous Filings did not include Gregory F. Holcombe as a Reporting Person.

(b) – (c) Gregory F. Holcombe serves as a member of the Board of Directors of the Issuer and as a Vice President of BMW Machinery Co., Inc., an investment holding company. Marie A. Holcombe is not employed. The business address of the Reporting Persons is 35 East Grassy Sprain Road, Suite 400, Yonkers, New York 10710.

(d) – (e) During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable. See Item 4 below.

Item 4. Purpose of Transaction.

Each of the Reporting Persons holds the shares for investment purposes. The Reporting Persons have no plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

This Amendment No. 2 reports Gregory F. Holcombe’s status as a Reporting Person. This Amendment No. 2 also reports a decrease in the percentage of the Reporting Persons’ beneficial ownership of the Issuer since the June 5, 2002 filing date of Marie A. Holcombes’ Schedule 13D/A. Contributing to this decrease in beneficial ownership, among other immaterial items, was a transfer, for no consideration, of 500,000 shares of Common Stock held by The Josephine Abplanalp Revocable Living Trust f/b/o Marie A. Holcombe (the “MH Trust,” the trustees of which are Josephine Abplanalp, Marie A. Holcombe and James J. Veneruso) to an irrevocable grantor retained annuity trust (the “GRAT”) on April 28, 2010 of which the MH Trust is the primary beneficiary during the term of the GRAT and for which James J. Veneruso serves as trustee (the Reporting Persons possess no investment control with respect to the holdings of the irrevocable retained annuity trust, and therefore, they are not deemed the beneficial owners of shares held by the GRAT); the public offering of an additional 3,993,395 shares of Common Stock which was completed in November 2009; and the sale of a total of 70,000 shares of Common Stock on the open market on various dates between November 29, 2010 and December 9, 2010 as more fully described in Item 5(c) below.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) The table below sets forth the information required in (a) and (b) of this Item 5:

Reporting Person	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership Percentage
Gregory F. Holcombe	1,579,212	0	1,579,212	0	1,579,212	9.0%
Marie A. Holcombe	1,579,212	0	1,579,212	0	1,579,212	9.0%

The Reporting Persons own 128,794 shares as joint tenants.  Gregory F. Holcombe owns 273 shares of Common Stock, as well as 13,849 stock options which are currently exercisable.

The Reporting Persons are the indirect beneficial owners of the following shares of Common Stock held by the following entities: BMW Machinery Co., Inc. (of which Marie A. Holcombe is the principal shareholder and Gregory F. Holcombe is an officer, hereinafter “BMW Machinery Co.”),  665,876 shares; the MH Trust (for which Josephine Abplanalp, Marie A. Holcombe and James J. Veneruso serve as trustees), 128,232 shares; Eldred Preserve, LLC (a New York limited liability company for which Marie A. Holcombe and James J. Veneruso serve as co-managers, hereinafter “Eldred Preserve”), 520,000 shares; the Heidi Foundation, Inc. (of which the Reporting Persons are directors), 6,849 shares; two trusts for the benefit of the Reporting Persons’ daughters (for which Marie A. Holcombe serves as a co-trustee, hereinafter “Trust I” and “Trust II”), 118,755 shares; two trusts for the benefit of the Reporting Persons’ daughters (for which James J. Veneruso serves as trustee), 4,492 shares; an Irrevocable Insurance Trust (for which James J. Veneruso serves as trustee), 1,367 shares; and the Holcombe Family Trust (for which James J. Veneruso serves as trustee), 1,442 shares.  Gregory F. Holcombe also holds 3,132 shares as custodian for the Reporting Persons’ daughters.  Marie A. Holcombe is also the indirect beneficial owner of the 273 shares held by Gregory F. Holcombe.

James J. Veneruso is an attorney and the managing partner of Veneruso, Curto, Schwartz & Curto, LLP.  Mr. Veneruso’s business address is 35 East Grassy Sprain Road, Suite 400, Yonkers, New York 10710.  During the last five years, Mr. Veneruso has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws. Mr. Veneruso is a citizen of the United States.

(c)           The following transactions were executed for estate and tax planning purposes:

In November and December 2010, 5,000 shares of Common Stock held by Trust I were sold on the open market as follows:

Date	No. of Shares Sold	Weighted Average Sale Price Per Share*	Range of Sale Prices Per Share
11/29/10	3,000	$20.96	$20.55 - $21.46
12/01/10	1,000	$20.39	$20.25 - $20.50
12/02/10	1,000	$20.29	$20.25 - $20.53

In November and December 2010, 5,000 shares of Common Stock held by Trust II were sold on the open market as follows:

Date	No. of Shares Sold	Weighted Average Sale Price Per Share*	Range of Sale Prices Per Share
11/29/10	3,000	$20.96	$20.55 - $21.46
12/01/10	1,000	$20.39	$20.25 - $20.50
12/02/10	1,000	$20.29	$20.25 - $20.53

In November and December 2010, 30,000 shares of Common Stock held by BMW Machinery Co. were sold on the open market as follows:

Date	No. of Shares Sold	Weighted Average Sale Price Per Share*	Range of Sale Prices Per Share
11/29/10	8,500	$20.95	$20.55 - $21.46
11/30/10	6,100	$21.33	$21.25 - $21.42
12/01/10	10,000	$20.40	$20.25 - $20.52
12/02/10	5,400	$20.36	$20.25 - $20.55

In December 2010, 30,000 shares of Common Stock held by Eldred Preserve were sold on the open market as follows:

Date	No. of Shares Sold	Weighted Average Sale Price Per Share*	Range of Sale Prices Per Share
12/03/10	5,000	$20.51	$20.35 - $20.74
12/06/10	5,000	$21.47	$21.19 - $21.84
12/07/10	5,000	$21.94	$21.89 - $22.01
12/08/10	7,500	$21.89	$21.78 - $22.10
12/09/10	7,500	$21.58	$21.41 - $21.75

* The Reporting Persons hereby undertake, upon request by the SEC Staff, the issuer or a security holder of the issuer, to provide full information regarding the number of shares sold at each separate price.

(d)           As described above in this Item 5, the Reporting Persons are deemed the beneficial owners of securities held by various entities and in family trusts established for estate and tax planning purposes.  These entities and trusts have the right to receive the dividends paid with respect to, and the proceeds from the sale of, shares of Common Stock that they hold.  The managers or directors of the entities and the trustees of the trusts have the power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, shares of Common Stock that the various entities and trusts hold, subject to the terms of the relevant governing or trust document.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Gregory F. Holcombe holds 13,849 stock options granted to him in his capacity as a non-employee member of the Board of Directors of the Issuer, all of which are currently vested and exercisable.  Under the terms of the Issuer’s specimen stock option agreement, options held by Mr. Holcombe are non-transferable other than by will or by the laws of descent and distribution, and during his lifetime, the options are exercisable only by Mr. Holcombe, his attorney-in fact or a conservator.  Holders of options have no rights as shareholders.

Item 7.  Material to be Filed as Exhibits.

10.1           Specimen Non-Statutory Stock Option Agreement (incorporated by reference to the Form 10-K filed onMarch 15, 2007).
24.1           Powers of Attorney
99.1           Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: January 4, 2011

/s/ Gregory F. Holcombe
Gregory F. Holcombe

/s/ Marie A. Holcombe
Marie A. Holcombe

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